Exhibit 2

VOTING AGREEMENT

        This Voting Agreement made as of January 23, 2005, among Dan Purjes (the "Principal Shareholder"), NUR Macroprinters Ltd. (the "Company").

        Whereas,       the Principal Shareholder and Company believe that it is in the best interest of the parties to provide the Company with the power to make substantive decisions regarding the voting of certain securities of the Company beneficially owned by the Principal Shareholder; and

        Whereas,       the Principal Shareholder is the record holder and beneficial owner of such number of the ordinary shares, NIS 1.0 par value per share, of Company (the “Shares”) and of warrants to purchase ordinary shares of the Company (the “Existing Warrants”), all as detailed in Exhibit A attached hereto; and

        Whereas,       in consideration for the Principal Shareholder’s agreement to enter into this Agreement, the Company will, subject to the Company’s shareholders approval, grant to the Principal Shareholder a 5-year warrant to purchase up to 3,000,000 ordinary shares of the Company at an exercise price per share of $0.75 (the “New Warrants”).

        Now, Therefore, in consideration of the foregoing premises and of the mutual covenants and agreements contained in this Agreement, the parties hereto, intending to be legally bound, agree as follows:

        1.     Grant of New Warrants; Registration Rights

    1.1.        In consideration for the Principal Shareholder’s agreement to grant the Proxy (as defined below) under the terms and subject to the conditions of this Agreement, the Company will grant to the Principal Shareholder the New Warrants in the form attached hereto as Exhibit B, subject to the approval of the Company’s shareholders as provided in Section 7 below.

    1.2.        The Principal Shareholder represents and warrants to the Company in connection with the grant of the New Warrants that: (i) he is an “accredited investor”, as that term is defined in Rule 501 of Regulation D under Securities Act of 1933, as amended (the “Securities Act”) and has such business and financial experience as is required to protect its own interests in connection with the grant of the New Warrants; and (ii) he understands, acknowledges and agrees that the New Warrants and the ordinary shares underlying the New Warrants have not been registered under the Securities Act and may not be offered or sold in the United States or to US persons unless such shares are registered under the Securities Act and applicable state securities laws, or an exemption from the registration requirements of the Securities Act and such state securities laws is available.

    1.3.        Subject to the approval of this Agreement by the Company’s shareholders as provided in Section 7 below, the Principal Shareholder shall be granted with unlimited piggyback registration rights on registrations by the Company (other than Form S-8 or any equivalent or successor form), with respect to the New Warrants, the ordinary shares underlying the New Warrants and other Shares (including Shares underlying the Existing Warrants) owned by the Principal Shareholder and which are not registered for public sale under the Securities Act, subject only to underwriters’ cutbacks, which will be on a pro-rata basis among the Company’s shareholders and as detailed in the Registration Rights Agreement in the form attached hereto as Exhibit C.

        2.     Voting Rights

    2.1.        The Principal Shareholder represents and warrants to the Company that Exhibit A details all of the ordinary shares of the Company, options, warrants and securities convertible into, exchangeable or exercisable for, ordinary shares of the Company that are beneficially owned on the date hereof, directly or indirectly, by the Principal Shareholder or any of his affiliates. The term “affiliates” shall mean any person or entity, directly or indirectly, affiliated with such person or entity, or controlling, controlled by or under common control with such person or entity. Any reference in this Agreement hereinafter to term “Principal Shareholder” shall include also his affiliates, and the Principal Shareholder represents and warrants to the Company that he is authorized to execute the proxy described below in their name and behalf.

    2.2.        The Principal Shareholder hereby grants to the Company’s Board of Directors or a nominee appointed by it (the representative in fact will hereinafter be referred as the “Representative”), subject to the provisions of Section 2.4 hereof, an irrevocable proxy in the form attached hereto as Exhibit D (the “Proxy”), to vote all the Shares and all the ordinary share that will be issued to the Principal Shareholder upon exercise of the New Warrant and/or the Existing Warrants (collectively, the “Warrant Shares”), or any portion thereof. The ordinary shares subject to the Proxy will be referred to as the “Proxy Shares”. The Principal Shareholder hereby assign to the Representative all voting rights that he otherwise might have had arising out of the ownership of the Proxy Shares, whether by operation of law or agreement.

    2.3.        For avoidance of doubt, the term “Proxy Shares” shall also include any securities which may be issued with respect to any Proxy Shares due to or in connection with any event of share combination or subdivision, stock splits, stock dividends, bonus shares or any other reclassification, reorganization or recapitalization of the Company’s share capital and the like, and any other shares which may be subsequently purchased by any of the Principal Shareholder.

    2.4.        The Representative will vote the Proxy Shares in any meeting or actions of the shareholders and with respect to any matter submitted to shareholder with the majority of votes of the other shareholders of the Company.

    2.5.        The Company hereby agrees to give any and all notices to any entity and to make approximate, complete and necessary disclosures under applicable laws, including without limitations for the purposes of proxy statements, relating to grant of the Proxy to the Representative to vote the Proxy Shares.

        3.     Term of Proxy

    3.1.        The Proxy shall become effective on the date of this Agreement and shall terminate when the Principal Shareholder is no longer the record holder or beneficial owner of the Shares, the New Warrant, the Existing Warrants and/or the Warrant Shares.

    3.2.        Notwithstanding the above, the execution of this Agreement and the grant to the Principal Shareholder of the New Warrants by the Company are subject to the approval by the Company’s shareholders as provided in Section 7 below. In the event that such approval is denied or the Company fails to grant and issue the New Warrants to the Principal Shareholder within seven (7) days from the date on which the Company’s shareholders approve such grant and issuance, then this Agreement and the Proxy granted hereunder will immediately terminate without the need for any further action by any party.

        4.     Limitation on Transfer

    4.1.        From the date hereof and until the expiration or termination of this Agreement, the Principal Shareholder may not transfer, sell, assign, pledge, hypothecate, give, create a security interest in or lien on, place in trust (voting or otherwise), assign or in any other way encumber or dispose of, directly or indirectly and whether or not by operation of law or for value, or commit to do any of the foregoing (collectively, “Transfer”), any Proxy Share, New Warrant or Existing Warrant (the “Principal Shareholder Securities”), unless permitted under the terms of this Agreement.

4.2. The provisions of Section 4.1 shall not prevent the Principal Shareholder from:

    4.2.1.        Pledging, hypothecating, creating a security interest in or lien on, or commit to do any of the foregoing with respect to a Principal Shareholder Security, so long as the pledgee, lien or security interest holder agrees to be bound by the terms of this Agreement and the Principal Shareholder Securities so Transferred continue to be subject to the Proxy; and

    4.2.2.        Making any Transfer of Principal Shareholder Securities to the Principal Shareholder’s ancestors, siblings, descendants, immediate family members or a spouse, to trusts for the benefit of such persons or for the benefit of the Principal Shareholder or an entity controlled by the Principal Shareholder, provided, however, that such transferee will unconditionally and irrevocably agree in writing to be bound by and become a party to this Agreement and the Principal Shareholder Securities so Transferred continue to be subject to the Proxy.

        5.     Permitted Transfers

5.1. Notwithstanding the restrictions on Transfer detailed in Section 4 above, the Principal Shareholder will be entitled to Transfer Principal Shareholder Securities:

    5.1.1.        Any number of Principal Shareholder Securities in the open market through a stock broker or dealer for the sole purpose of effecting an immediate sale of the Principal Shareholder Securities and upon such sale the securities sold will no longer be subject to the Proxy or this Agreement;

    5.1.2.        To a person or entity that is not affiliated, directly or indirectly, with the Principal Shareholder (and the same shall be reasonably acknowledged to the Company by such person or entity in writing) through a private transaction, provided, however, that during the period ending on the earlier of (a) twelve (12) months following the date hereof or (b) immediately following the general meeting of the Company’s shareholders which would be convened for electing directors appointed or recommended by a new investor to the Company’s board of directors (the “Restricted Period”), as a condition to a Transfer of Principal Shareholder Securities under this Section 5.1.2, the transferee will grant to the Representative a proxy in the form of Exhibit D with respect to the transferred Principal Shareholder Securities, which proxy will be effective from the date of Transfer and until the end of the Restricted Period after which such transferred Principal Shareholder Securities and transferee shall no longer be bound by the Proxy or this Agreement, and provided further, that the Transfer by the transferee will be subject to the conditions of this Section 5.1.2 during the Restricted Period.

    5.1.3.        To Electronics For Imaging, Inc. (“EFI”); provided, however, that such Transfer shall only be made through a private transaction, and provided further, that EFI reasonably acknowledges to the Company in writing that it is not affiliated, directly or indirectly, with the Principal Shareholder. For avoidance of doubt any Transfer of the Principal Shareholder Securities to EFI shall not be subject to the terms and provisions of the Proxy or this Agreement.

        6.     Indemnity

        The Company hereby agrees to indemnify and defend and hold harmless Principal Shareholder from and against any and all claims, demands and actions, and any liabilities, damages, or expenses resulting therefrom, including court costs and reasonable attorneys’ fees, arising or resulting from the proxy given to the Company or its Representative or the Company or its Representative voting any and all Proxy Shares in respect of which the Company or its Representative has received a proxy pursuant to this Agreement.

        7.    Shareholder Approval

        The Company will seek the approval of its shareholders for grant and issuance of the New Warrants, execution and performance of this Agreement and Registration Rights Agreement (attached as Exhibit C hereto) at the next succeeding meeting of the shareholders immediately following the execution of this Agreement, solicited by way of proxy or otherwise, but no later than ninety (90) days from the date hereof.

        8.    Miscellaneous

    8.1.        Notices. All notices, advices and communications to be given or otherwise made to any party to this Agreement shall be deemed to be sufficient if contained in a written instrument delivered in person or by telecopier or duly sent by first class registered or certified mail, return receipt requested, postage prepaid, or by overnight courier, addressed to such party at the address set forth below or at such other address as may hereafter be designated in writing by the addressee to the addressee:

if to the Principal Shareholder, to:

Dan Purjes 830 Third Avenue, 14th Floor New York, NY 10022 United States Facsimile: +1 212 581 5193 dan@rockwoodgroup.com if to the Company, to:

NUR Macroprinters Ltd. 12 Abba Hillel Silver Street P.O. Box 1281 Lod 71111 Israel Facsimile: +972-8-9218918 e-mail address: cfo@nur.com or to such other address as the party to whom notice is to be given may have furnished to the other parties hereto in writing in accordance herewith. Any such notice or communication shall be deemed to have been delivered and received (i) in the case of personal delivery, delivery by facsimile, on the date of such delivery, (ii) in the case of nationally-recognized overnight courier, two (2) business day after the date when sent and (iii) in the case of mailing, on the fifth business day following that on which the piece of mail containing such communication is posted. As used herein, “business day” shall mean any day other than a day on which banking institutions in the State of New York are legally closed for business.

    8.2.        Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto pertaining to the transactions contemplated hereby and embodies all terms binding upon the parties in respect thereof and supersedes all prior agreements, understandings and negotiations whether written or oral. Neither party hereto shall be liable or bound in any manner by prior or contemporaneous, express or implied, representation, warranty, statement, promise, covenant or agreement pertaining to said transactions made by, or on behalf of, either of them, unless same is expressly and specifically set forth or referred to herein.

    8.3.        Amendments, Waivers, Discharge and Consents. No amendment, change or modification of this Agreement or any of the provisions, terms or conditions hereof, no waiver of a right, remedy, privilege or power, or discharge of an obligation or liability, conferred upon, vested in, or imposed on either party under, or pursuant to, this Agreement, and no consent to any act or omission pertaining hereto, shall come into operation and be effective, unless duly embodied in a written instrument signed by, or on behalf of, the party against whom such amendment, change, modification, waiver, discharge or consent is asserted or sought. No failure to exercise, and no delay in exercising, any right, remedy, privilege or power under or pursuant to this Agreement shall operate as a waiver thereof; nor shall any single or partial exercise of any such right, remedy, privilege or power preclude any other or further exercise thereof or the exercise of any other right, remedy, privilege or power; nor shall a waiver in any one instance be deemed or construed as a waiver in any other, past or future, instance.

    8.4.        Further Assurances. The parties to this Agreement shall do and perform, or cause to be done or performed, all such further acts and things, and shall execute and deliver all such other instruments and documents, as the other party hereto may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

    8.5.        Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with the laws of the State of New York without giving effect to the principles of conflicts of laws, and any original suit, action or other legal proceeding by either party hereto against the other party are hereby submitted to the sole and exclusive jurisdiction of the competent court sitting in the County of New York, State of New York.

    8.6.        Execution in Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and each of which together shall be deemed to be one and the same instrument.

8.7. Fees and Expenses. Each party shall bear its own costs and expenses, including attorney fees, relating to the drafting, review and negotiation of this Agreement.

        In Witness Whereof, Company and the Principal Shareholders have executed this Agreement and have set forth as of the date first above written.

NUR Macroprinters Ltd. BY: /S/ David Amir —————————————— Name: David Amir Title: President and Chief Executive Officer

BY: /S/ David Seligman —————————————— Name: David Seligman Title: Chief Financial Officer

/S/ Dan Purjes —————————————— Dan Purjes

Exhibit A

Shares and Existing Warrants

Name	Record Shares (1)	Beneficial Shares Owned (1)	Existing Warrants (2)	Total

Dan Purjes	349,216		30,000
Dan and Edna Purjes	6,521,394	1,028,300	331,731	6,853,125
X Securities Ltd.	81,897		132,273
Y Securities Management, Ltd.	80,645		14,423

Total

        (1) ordinary shares, NIS 1.0 nominal value per share, of the Company

        (2) Warrants to purchase ordinary shares, NIS 1.0 nominal value per share, of the Company

Exhibit B

Form of New Warrants

WARRANT

        THIS WARRANT AND THE ORDINARY SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT (THE “SECURITIES”) HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, (THE “SECURITIES ACT”) OR QUALIFIED UNDER ANY STATE OR FOREIGN SECURITIES LAW, AND THE WARRANT AND THE ORDINARY SHARES ISSUABLE UPON EXERCISE MAY NOT BE SOLD, TRANSFERRED, PLEDGED, ASSIGNED OR HYPOTHECATED, UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT COVERING THIS WARRANT AND/OR SUCH SECURITIES, OR THE HOLDER RECEIVES AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY STATING THAT SUCH SALE, TRANSFER, PLEDGE, ASSIGNMENT OR HYPOTHECATION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF THE SECURITIES ACT AND THE QUALIFICATION REQUIREMENTS UNDER APPLICABLE LAW OR UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A OF THE SECURITIES ACT.

        THIS WARRANT IS SUBJECT TO TRANSFER RESTRICTIONS CONTAINED IN A VOTING AGREEMENT, A COPY OF SUCH AGREEMENT MAY BE OBTAINED WITHOUT CHARGE UPON WRITTEN REQUEST TO THE COMPANY AT ITS PRINCIPAL PLACE OF BUSINESS.

to purchase

Ordinary Shares

of

NUR Macroprinters Ltd.

at an exercise price of $0.75 per share

VOID AFTER 17:00 p.m. (prevailing Tel Aviv time)

On the Expiration Date (as hereinafter defined)

No. W-___	Date: ________, 2005

        NUR Macroprinters Ltd., an Israeli company with its principal offices at 12 Abba Hillel Silver Street, Lod, Israel (the “Company”), hereby grants to Dan Purjes (the “Holder”), the right to purchase, subject to the terms and conditions hereof, up to three million (3,000,000) ordinary shares, par value NIS 1.00 per share, of the Company (“Ordinary Shares”), exercisable at any time from time to time, on or after the date hereof (the “Effective Date”), and until the fifth anniversary of the Effective Date (the “Expiration Date”).

    1.        Definitions. In this Warrant the terms below shall have the following meaning, unless otherwise specifically provided or required by the context:

1.1. “Warrant Shares” means the Ordinary Shares purchasable hereunder or any other securities which, in accordance with the provisions hereof, may be issued by the Company in substitution therefor.

1.2. “Exercise Price” means the price of seventy-five cents ($0.75) payable hereunder for each Warrant Share, as adjusted in the manner set forth hereinafter.

1.3. “Warrants” means this Warrant and all warrants hereafter issued in exchange or substitution for this Warrant.

    2.       Warrant Period; Exercise Of Warrant.

    2.1.        This Warrant may be exercised in whole at any time, or in part from time to time, beginning on the Effective Date until the Expiration Date (the “Warrant Period”), by the surrender of this Warrant (with a duly executed exercise form in the form attached hereto as Exhibit A), at the principal office of the Company, set forth above, together with proper payment of the Exercise Price multiplied by the number of Warrant Shares for which the Warrant is being exercised. Payment for Warrant Shares shall be made by certified or official bank check or checks, payable to the order of the Company or by wire transfer to an account to be designated in writing by the Company. Payments shall be made in United States dollars.

    2.2.        The Holder of the Warrant, by its acceptance hereof, covenants and agrees that this Warrant is being acquired as an investment and not with a view to the distribution hereof and such Holder further covenants and agrees that it will not sell, transfer, pledge, assign, or hypothecate the Warrant or the Warrant Shares unless they are exempt from the registration requirements of the Securities Act or there is an effective registration statement under the Securities Act of 1933 covering the Warrant or the Warrant Shares, or the Holder of the Warrant and/or the Warrant Shares receives an opinion of counsel satisfactory to the Company stating that such sale, transfer, pledge, assignment, or hypothecation is exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 and the qualification requirements under applicable law.

    2.3.        If this Warrant should be exercised in part, the Company shall, upon surrender of this Warrant for cancellation, execute and deliver a new Warrant evidencing the rights of the Holder to purchase the remainder of the Warrant Shares purchasable hereunder. The Company shall pay any and all expenses, taxes and other charges that may be payable in connection with the issuance of the Warrant Shares and the preparation and delivery of share certificates pursuant to this Section 2 in the name of the Holder (including without limitation the applicable stamp duty), and to the extent required, the execution and delivery of a new Warrant, provided, however, that the Company shall only be required to pay taxes which are due as a direct result of the issuance of the Warrant Shares or other securities, properties or rights underlying such Warrants (such as the applicable stamp duty), and will not be required to pay any tax which may be (i) due as a result of the specific identity of the Holder or (ii) payable in respect of any transfer involved in the issuance and delivery of any such certificates in a name other than that of the Holder and the Company shall not be required to issue or deliver such certificates unless or until the person or persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

2.4. No fractions of Ordinary Shares shall be issued in connection with the exercise of this Warrant, and the number of Ordinary Shares issued shall be rounded down to the nearest whole number.

    2.5.        Upon the exercise of the Warrant in whole or in part for Ordinary Shares, the Company shall promptly deliver to the Holder an irrevocable letter of instructions to the Company’s transfer agent to issue as soon as is reasonably practicable to the Holder share certificates reflecting the Warrant Shares exercised thereby, together with any and all other documents required for the issuance of such certificates by the transfer agent.

    3.       Reservation of Shares. The Company covenants that: (i) at all times during the Warrant Period it shall have in reserve, and will keep available solely for issuance or delivery upon exercise of the Warrant, such number of Ordinary Shares as shall be issuable upon the exercise hereof, and (b) upon exercise of the Warrant and payment of the Exercise Price hereunder, the Warrant Shares issuable upon such exercise will be validly issued, fully paid, non assessable, free and clear from any lien, encumbrance, pledge or any other third party right and not subject to any preemptive rights.

    4.       Adjustments to Exercise Price And Number Of Securities

    4.1.       Subdivision and Combination. In case the Company shall at any time subdivide or combine the outstanding Ordinary Shares, the Exercise Price shall forthwith be proportionately decreased in the case of subdivision or increased in the case of combination.

    4.2.       Stock Dividends and Distributions. In case the Company shall pay a dividend on, or make a distribution of, Ordinary Shares or of the Company’s share capital convertible into Ordinary Shares, the Exercise Price shall forthwith be proportionately decreased. An adjustment pursuant to this Section 4.2 shall be made as of the record date for the subject stock dividend or distribution.

    4.3.       Adjustment in Number of Securities. Upon each adjustment of the Exercise Price pursuant to the provisions of this Section 4, the number of Ordinary Shares issuable upon the exercise of each Warrant shall be adjusted to the nearest full amount by multiplying a number equal to the Exercise Price in effect immediately prior to such adjustment by the number of Ordinary Shares issuable upon exercise of the Warrants immediately prior to such adjustment and dividing the product so obtained by the adjusted Exercise Price.

    4.4.       No Adjustment of Exercise Price in Certain Cases. No adjustment of the Exercise Price shall be made if the amount of said adjustment shall be less than 2 cents ($0.02) per Ordinary Share, provided, however, that in such case any adjustment that would otherwise be required then to be made shall be carried forward and shall be made at the time of and together with the next subsequent adjustment which, together with any adjustment so carried forward, shall amount to at least 2 cents ($0.02) per Ordinary Share.

    4.5.       Merger or Consolidation. In case of any consolidation of the Company with or merger of the Company with, or merger of the Company into (other than a merger which does not result in any reclassification or change of the outstanding Ordinary Shares), the Company shall cause the corporation formed by such consolidation or merger or surviving such merger to execute and deliver to the Holder a supplemental warrant agreement providing that the Holder of the Warrant then outstanding or to be outstanding shall have the right thereafter (until the expiration of such Warrant) to receive, upon exercise of such Warrant, the kind and amount of shares of stock and other securities and property receivable upon such consolidation or merger, by a holder of the number of Ordinary Shares of the Company for which such Warrant might have been exercised immediately prior to such consolidation or merger. Such supplemental warrant agreement shall provide for adjustments which shall be identical to the adjustments provided in this Section 4. The provisions of this Section 4.5 shall similarly apply to successive consolidations or mergers.

    5.       Notices to Warrant Holders. Nothing contained in this Warrant shall be construed as conferring upon the Holder the right to vote or to consent or to receive notice as a shareholder in respect of any meetings of shareholders for the election of directors or any other matter, or as having any rights whatsoever as a shareholder of the Company. If, however, at any time prior to the Expiration Date, any of the following events shall occur:

    5.1.        the Company shall take a record of the holders of its Ordinary Shares for the purpose of entitling them to receive a dividend or distribution payable otherwise than in cash, or a cash dividend or distribution payable otherwise than out of current or retained earnings, as indicated by the accounting treatment of such dividend or distribution on the books of the Company;

    5.2.        the Company shall offer to all the holders of its Ordinary Shares any additional shares of the share capital of the Company or securities convertible into or exchangeable for shares of the share capital of the Company, or any option, right or warrant to subscribe therefor; or

    5.3.        a dissolution, liquidation or winding up of the Company (other than in connection with a consolidation or merger) or a sale of all or substantially all of its property, assets and business as an entirety shall be proposed;

then, in any one or more of said events, the Company shall give to the Holder written notice of such event at least fifteen (15) days prior to the date fixed as a record date or the date of closing the transfer books for the determination of the shareholders entitled to such dividend, distribution, convertible or exchangeable securities or subscription rights, or entitled to vote on such proposed dissolution, liquidation, winding up or sale.

    6.       Transferability

    6.1.        The Holder may, subject to applicable securities laws and the Voting Agreement of January 23, 2005, sell, transfer, assign, encumber, pledge or otherwise dispose or undertake to dispose of the Warrant.

    6.2.        Unless registered or an exemption from registration applies, the Warrant Shares issued upon exercise of the Warrants shall be subject to a stop transfer order and the certificate or certificates evidencing such Warrant Shares shall bear legend substantially similar to the following:

        “THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 (THE “SECURITIES ACT”). THE SHARES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THESE SHARES UNDER THE SECURITIES ACT, OR AN OPINION OF COUNSEL FOR THE HOLDER OF THE SHARES SATISFACTORY TO NUR MACROPRINTERS, THAT REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OR UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A OF THE SECURITIES ACT.”

    6.3.        Upon request of a holder of a certificate with the legend required by Section 6.2 hereof, the Company shall issue to such holder a new certificate therefor free of any transfer legend, if, with such request, the Company shall have received an opinion of counsel (either external counsel or counsel employed by the holder) reasonably satisfactory to the Company in form and substance to the effect that any transfer by such holder of the shares evidenced by such certificate will not violate the Securities Act and any applicable state securities laws.

    7.       Loss, etc. of Warrant. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and of indemnity reasonably satisfactory to the Company, if lost, stolen or destroyed, and upon surrender and cancellation of this Warrant, if mutilated, and upon reimbursement of the Company’s reasonable direct expenses, the Company shall execute and deliver to the Holder a new Warrant of like date, tenor and denomination.

    8.       Headings. The headings of this Warrant have been inserted as a matter of convenience and shall not affect the construction hereof.

    9.       Notices. Unless otherwise provided, any notice required or permitted under this Warrant shall be given in writing and shall be deemed effectively given upon personal delivery to the party to be notified or seven (7) days after deposit with the post authority, for dispatch by registered or certified mail, postage prepaid and addressed to the Holder at the address set forth in the Company’s books and to the Company at the address of its principal offices set forth above, or when given by telecopier or other form of rapid written communication, provided that confirming copies are sent by such airmail.

    10.       Governing Law. This Warrant shall be governed by and construed and enforced in accordance with the laws of the State of New York (regardless of the laws that might otherwise govern under applicable Israel principles of conflicts of law). Any dispute arising out of or in connection with this Warrant is hereby submitted to the sole and exclusive jurisdiction of the competent courts located in the County of New York, State of New York.

    11.       Entire Agreement; Amendment and Waiver. This Warrant and the Exhibit hereto constitute the full and entire understanding and agreement between the parties with regard to the subject matters hereof and thereof. Any term of this Warrant may be amended and the observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) only with the written consent of both the Holder and the Company.

        In Witness Whereof, the Company has caused this Warrant to be executed as of the date first written above.

NUR Macroprinters Ltd.

By:	__________________
Name:	__________________
Title:	__________________

By:	__________________
Name:	__________________
Title:	__________________

Agreed and Accepted:

Dan Purjes

By:	__________________
Name:	__________________
Title:	__________________

Exhibit A

Warrant Exercise Form

_________________, 200_

NUR Macroprinters Ltd.
12 Abba Hillel Silver Street
P.O. Box 1281
Lod 71111
Israel

Re:	Exercise of Warrant

Dear Sirs:

    1.         The undersigned hereby irrevocably elects to exercise the attached Warrant No. W-___ to the extent of ___________________ Ordinary Shares of NUR Macroprinters Ltd., all in accordance with Section 2.1 of the Warrant.

    2.         Payment to the Company of the total Exercise Price for such shares has been made simultaneously with the delivery of this exercise of the Warrant.

    3.         The undersigned requests that certificates for such Ordinary Shares be registered in the name of ____________________ whose address is ____________________ and that such certificates be delivered to such person whose address is _____________________________.

Dan Purjes

By:	__________________
Name:	__________________
Title:	__________________

Exhibit C

Form of Registration Rights Agreement

REGISTRATION RIGHTS AGREEMENT

        This Registration Rights Agreement (this “Agreement”) is made as of January 23, 2005 by and among NUR Macroprinters Ltd., a company organized under the laws of the State of Israel, registered under number 52-003986-8, with its offices at 12 Abba Hillel Silver Street, Lod, Israel (the “Company”) and Dan Purjes with his address at 830 Third Avenue, 14th Floor, New York, NY 10022, United States (the “Holder”).

    Whereas,        in consideration for the Holder’s agreement to enter into the Voting Agreement of January 23, 2005 (the “Voting Agreement”), the Company will, subject to the Company’s shareholders approval, grant to the Holder five-year warrants (the “Warrants”) to purchase up to 3,000,000 ordinary shares of the Company (the “Warrant Share”) at an exercise price per share of $0.75; and

    Whereas,        the Company undertakes, subject to its shareholder approval, to register the Warrants and the Warrant Shares underlying the Warrants, on the terms described in this Agreement.

        Now, Therefore, in consideration of the foregoing, the parties agree as follows:

    1.        Definitions. As used herein, the following terms have the following meanings, unless the context specifically requires otherwise:

1.1. “Commission” means the United States Securities and Exchange Commission.

    1.2.         “Effective Date” means the date on which the Company’s shareholders approve the grant of the Warrants to the Holder and the terms of this Agreement, which approval shall be sought at the next succeeding meeting of the shareholders immediately following the execution of this Agreement, solicited by way of proxy or otherwise, but no later than ninety (90) days from the date hereof.

    1.3.         “Form F-3” means such form under the Securities Act as in effect on the date hereof or substantially similar thereto and available to the Company or any registration form under the Securities Act subsequently adopted by the Commission, which permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the Commission.

    1.4.         “Register”, “registered”, and “registration” means a registration effected by filing a registration statement in compliance with the Securities Act and the declaration or ordering by the Commission of effectiveness of such registration statement, or the equivalent actions under the laws of another jurisdiction.

    1.5.         “Registrable Shares” means the Warrants granted to the Holder in accordance with the provisions of the Voting Agreement, any Warrant Shares issuable upon exercise of the Warrants, any existing warrants to purchase ordinary shares, NIS 1.0 par value per share, of the Company and any other ordinary shares, NIS 1.0 par value per share, of the Company owned by the Holder.

    1.6.         “Securities Act” means the United States Securities Act of 1933, as amended, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

    2.        Incidental Registration

    2.1.         If the Company proposes, at any time after the Effective Date, to register any of its securities (other than a registration statement on Form S-8 or any equivalent or successor form), for its own account or for the account of any other person, it shall give notice to the Holder of such intention. Upon the written request of the Holder, given within twenty (20) days after receipt of any such notice, the Company shall include in such registration all of the Registrable Shares indicated in such request, so as to permit the disposition of the shares so registered in the manner requested by the Holder.

    2.2.         Notwithstanding any other provision of this Section 2, with respect to an underwritten public offering by the Company, if the managing underwriter advises the Company in writing that marketing or other factors require a limitation of the number of shares to be underwritten, then there shall be excluded from such registration and underwriting to the extent necessary to satisfy such limitation, shares held by the Holder and by other shareholders of the Company who are entitled to have their shares included in such registration, pro rata among them to the extent necessary to satisfy such limitation. To the extent Registrable Shares are included in such underwriting, the Holder shall agree not to sell their Registrable Shares included in the registration statement for such period, not to exceed 180 days, as may be required by the managing underwriter, and the Company shall keep effective and current such registration statement for such period as may be required to enable the Holder to complete the distribution and resale of their Registrable Shares; provided, however, that each key officer and director of the Company and each person who, at the time of the proposed filing of such public offering, beneficially owns 1% or more of the outstanding share capital of the Company, on a fully-converted, fully-diluted basis, shall enter into the same agreement. Notwithstanding the provisions of this Section 2, the Company shall have the right at any time after it shall have given notice to the Holder, to elect not to file any such proposed registration statement.

    2.3.         The Company represents as at the date hereof that it satisfies the Registrant Requirements (as defined in the general instructions for Form F-3) for the use of Form F-3 for the registration of the resale of securities under the Securities Act.

    3.        Termination Of Registration Rights

    3.1.         The right of the Holder to request registration pursuant to Section 2 shall terminate upon earlier of such date: (i) that all Registrable Shares held, issuable or entitled to be held upon exercise by the Holder (or an affiliate of Holder) may be sold under Rule 144(k) (or any successor rule) in any 90 day period and (ii) that all Registrable Shares have been registered hereunder and sold in a public offering.

    4.        Expenses. All expenses incurred in connection with any registration under Section 2 shall be borne by the Company, other than the Holder’s pro rata share of underwriters’ fees and discounts payable to any underwriter and fees, and costs of legal counsel for the Holder.

    5.        Indemnities. If any Registrable Shares are included in a registration statement pursuant to this Agreement:

    5.1.         The Company will indemnify and hold harmless, to the fullest extent permitted by law, the Holder, any underwriter (as defined in the Securities Act) for the Holder, and each person, if any, who controls the Holder or such underwriter (collectively and individually referred to as the “Indemnified Party”), from and against any and all losses, damages, claims, liabilities, joint or several, costs, and expenses (including any amounts paid in any settlement effected with the Company’s consent, which consent will not be unreasonably withheld) to which such Indemnified Party may become subject under applicable law or otherwise, insofar as such losses, damages, claims, liabilities (or actions or proceedings in respect thereof), costs, or expenses arise out of are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in the registration statement or included in the prospectus, as amended or supplemented (including, in each case, all documents incorporated by reference therein, as such documents may have been updated by later dated documents), (ii) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading, or (iii) any violation or alleged violation by the Company of the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any rules or regulations promulgated thereunder, and the Company will reimburse each Indemnified Party, promptly upon demand, for any reasonable legal or any other expenses incurred by them in connection with investigating, preparing to defend, or defending against, or appearing as a third-party witness in connection with such loss, claim, damage, liability, action, or proceeding; provided, however, that the Company will not be liable in any such case to the extent that any such loss, damage, liability, cost, or expense arises out of or is based upon an untrue statement or alleged untrue statement, or omission or alleged omission, so made in conformity with information furnished to the Company by the Indemnified Party, in writing, specifically for inclusion therein; provided, further, that this indemnity shall not be deemed to relieve any underwriter of any of its due diligence obligations; and provided, further, that the indemnity agreement contained in this Section 5.1 shall not apply to amounts paid in settlement of any such claim, loss, damage, liability, or action if such settlement is effected without the Company’s consent, which consent will not be unreasonably withheld. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Party, and regardless of any sale in connection with such offering by the Holder. Such indemnity shall survive the transfer of securities by the Holder.

    5.2.         The Holder will indemnify and hold harmless, to the fullest extent permitted by law, the Company, the Company, its officers, directors, any underwriter for the Company, and each person, if any, who controls the Company or such underwriter (collectively and individually, the “Indemnifiable Parties”), from and against any and all losses, damages, claims, liabilities, costs, or expenses (including any amount paid in any settlement effected with the Holder’s consent, which consent will not be unreasonably withheld) to any Indemnifiable Party may become subject under applicable law or otherwise, insofar as such losses, damages, claims, liabilities or actions or proceedings in respect thereof, costs, or expense arise out of or are based on (i) any untrue statement or alleged untrue statement of any material fact contained in the registration statement or included in the prospectus, as amended or supplemented, including, in each case, all documents incorporated by reference therein, as such documents may have been updated by later dated documents, or (ii) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading, and the Holder will reimburse each Indemnifiable Party, promptly upon demand, for any reasonable legal or other expenses incurred by such Indemnifiable Party in connection with investigating, preparing to defend, or defending against, or appearing as a third-party witness in connection with such loss, claim, damage, action, or proceeding; in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was so made in conformity with written information furnished by the Holder specifically for inclusion therein. The foregoing indemnity agreement is subject to the condition that, insofar as it relates to any such untrue statement (or alleged untrue statement), or omission (or alleged omission) made in the preliminary prospectus but eliminated or remedied in the amended prospectus at the time the registration statement becomes effective in the final prospectus, such indemnity agreement shall not inure to the benefit of (a) the Company, and (b) any underwriter, if a copy of the final prospectus was not furnished to the person or entity asserting the loss, liability, claim, or damage at or prior to the time such furnishing is required by the Security Act; provided, further, that this indemnity shall not be deemed to relieve any underwriter of any of its due diligence obligations; provided, further, that the indemnity agreement contained in this Section 5.2 shall not apply to amounts paid in settlement of any such claim loss, damage, liability, or action if such settlement is effected without the consent of the Holder, as the case may be, which consent shall not be unreasonably withheld; and provided, further, that the maximum amount of liability in respect of such indemnification shall be limited, in the case of the Holder, to an amount equal to the net proceeds actually received by the Holder from the sale of Registrable Shares sold pursuant to such registration.

    5.3.         Promptly after receipt by an Indemnified and/or Indemnifiable Party pursuant to the provisions of Section 5.1 or 5.2 of notice of the commencement of any action involving the subject matter of the foregoing indemnity provisions, such Indemnified and/or Indemnifiable Party will, if a claim thereof is to be made against the indemnifying party pursuant to the provisions of said Section 5.1 or 5.2, promptly notify the indemnifying party of the commencement thereof; but the omission to notify the indemnifying party shall only relieve it from any liability which it may have to any Indemnified and/or Indemnifiable Party to the extent that such indemnifying party has been damaged by such omission to notify hereunder. In case such action is brought against any Indemnified and/or Indemnifiable party and it notifies the indemnifying party of the commencement thereof, the indemnifying party shall have the right to participate in, and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof with counsel reasonably satisfactory to such Indemnified or Indemnifiable Party; provided, however, that if the defendants in any action include both the Indemnified or Indemnifiable Party and the indemnifying party and if in the reasonable judgment of the Indemnified or Indemnifiable party there are separate defenses that are available to the Indemnified or Indemnifiable party or there is a conflict of interest which would prevent counsel for the indemnifying party from also representing the Indemnified or Indemnifiable party, the Indemnified or Indemnifiable Party(ies) shall have the right to select, at the expense of the indemnifying party, separate counsel to participate in the defense of such action; provided, further, however, that if the Holder is the Indemnified Party, the Holder shall be entitled to one (1) separate counsel at the expense of the Company and if underwriters are also Indemnified parties who are entitled to counsel separate from the indemnifying party, then all underwriters as a group shall be entitled to one (1) separate counsel at the expense of the Company. After notice from the indemnifying party of its election so to assume the defense thereof, the indemnifying party will not be liable to such Indemnified or Indemnifiable Party pursuant to the provisions of said Section 5.1 or 5.2 above for any legal or other expense subsequently incurred by such Indemnified or Indemnifiable Party in connection with the defense thereof, unless (i) the Indemnified or Indemnifiable Party shall have employed counsel in accordance with the provision of the preceding sentence, (ii) the indemnifying party shall not have employed counsel reasonably satisfactory to the Indemnified or Indemnifiable Party to represent the same within a reasonable time after the notice of the commencement of the action and within fifteen (15) days after written notice of the Indemnified or Indemnifiable Party’s intention to employ separate counsel pursuant to the previous sentence, (iii) the indemnifying party has authorized the employment of counsel for the Indemnified or Indemnifiable Party at the expense of the indemnifying party, or (iv) the indemnifying party has authorized the employment of counsel but such party or counsel fails to vigorously defend the action. No indemnifying party will consent to entry of any judgment or enter into any settlement, which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified or Indemnifiable Party of a release from all liability in respect to such claim or litigation.

    5.4.         If recovery is not available under the foregoing indemnification provisions, for any reason other than as specified therein, the parties entitled to indemnification by the terms thereof shall be entitled to contribution to liabilities and expenses. In determining the amount of contribution to which the respective parties are entitled, there shall be considered the parties’ relative knowledge and access to information concerning the matter with respect to which the right to indemnification was asserted, the opportunity to correct and prevent any statement or omission, and any other equitable consideration appropriate under the circumstances. In no event shall any party that is found liable for fraudulent misrepresentation within the meaning of Section 1(f) of the Securities Act be entitled to contribution hereunder from any party not found so liable.

    6.        Obligations of the Company. Whenever required under this Agreement to effect the registration of any Registrable Shares, the Company shall use it best efforts, as expeditiously as possible:

    6.1.         Prepare and file with the Commission a registration statement with respect to such Registrable Shares and use its best efforts to cause such registration statement to become effective with the Commission or pursuant to the blue sky laws of such jurisdictions as shall be reasonably requested by the Holder, and, upon the request of the Holder, keep such registration statement effective for a period of up to two (2) years for any registration under Form F-3 (which shall be kept effective subject to the provisions of Rule 415), or for nine (9) months for any registration under F-1, or if sooner until the distribution contemplated in the registration statement has been completed.

    6.2.         Prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Shares covered by such registration statement.

    6.3.         Furnish to the Holder and each duly authorized underwriter such numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirement of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Shares owned by the Holder.

    6.4.         In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering. The Holder, if participating in such underwriting, shall also enter into and perform its obligations under such agreement.

    6.5.         Notify the Holder of Registrable Shares covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, and promptly amend such prospectus by filing a post effective supplement so that such prospectus does not contain an untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, and deliver copies thereof to the Holder.

6.6. Cause all Registrable Shares registered pursuant hereunder to be listed on each securities exchange on which similar securities issued by the Company are then listed.

    6.7.         Provide a transfer agent and registrar for all Registrable Shares registered pursuant to this Agreement and a CUSIP number for all such Registrable Shares, in each case not later than the effective date of such registration.

    6.8.         Furnish, at the request of the Holder, on the date that such Registrable Shares are delivered to the underwriters for sale in connection with a registration pursuant to this Agreement, if such securities are being sold through underwriters, or, if such securities are not being sold through underwriters, on the date that the registration statement with respect to such securities becomes effective (i) an opinion, dated such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to the Holder, and (ii) a letter dated such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering addressed to the underwriters, if any, and to the Holder.

    6.9.         Promptly notify the Holder, if the Holder is selling Registrable Shares covered by a registration statement, of the issuance by the Commission of any stop order suspending the effectiveness of the registration statement or the initiation of any proceedings for that purpose. The Company shall use its reasonable best efforts to obtain the withdrawal of any order suspending the effectiveness of the registration statement.

    7.        Conditions to Registration. The Company shall not be obligated to effect the registration of the Registrable Shares pursuant to this Agreement unless the Holder participating therein consent to customary conditions of a reasonable nature that are imposed by the Company, including, but no limited to, the following:

7.1. Conditions requiring the Holder to comply with all applicable provisions of the Securities Act and the Exchange Act, including, but not limited to, the prospectus delivery requirements; and

    7.2.         Conditions prohibiting the Holder, upon receipt of written notice from the Company that it is required by law to correct or update the registration statement or prospectus, from effecting sales of the Registrable Shares until the Company has completed the necessary correction or updating.

    8.        Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to Section 2 that the Holder participating in such registrations shall furnish to the Company such information regarding himself, the Registrable Shares held by them, and the intended method of disposition of such securities as shall be required to timely effect the registration of their Registrable Shares.

    9.        Customary Arrangements. The Holder may not participate in any underwritten offering pursuant to a registration filed hereunder unless such person (a) agrees to sell such person’s securities on the basis provided in customary underwriting arrangements, and (b) provides all relevant information and completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements, and other documents required under the terms of such underwriting arrangements; provided, however, that the Holder participating in the underwritten registration may appoint one legal or other representative to negotiate the underwriting arrangements, at the Holder’s expense.

    10.        Public Information. The Company shall undertake to make publicly available and available to the Holder adequate current public information within the meaning of, and as required pursuant to, Rule 144 and shall use its reasonable best efforts to satisfy the Registrant Requirements for the use of Form F-3 during the term of this Agreement.

    11.        Non-United States Offering. In the event of a public offering of securities of the Company outside of the United States, the Company will afford the Holder registration rights in accordance with applicable law and comparable in substance to the foregoing registration rights.

    12.        Assignment of Registration Rights. The rights to cause the Company to register Registrable Shares pursuant to this Agreement may only be assigned by the Holder (the “Assignment”) if such assignment is concurrent with the sale or transfer of Registrable Shares and only with respect to the transferred Registrable Shares; provided, (a) the Company, is upon such transfer, furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned, and (b) such transferee or assignee agrees in writing to be bound by and subject to the terms and conditions of this Agreement.

    13.        Changes in Registrable Shares. If there are any changes in the Registrable Shares by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization or recapitalization, or by any other means, appropriate adjustment shall be made in the provisions of this Agreement, as may be required, so that the rights and privileges granted hereby shall continue with respect to the Registrable Shares as so changed.

    14        Entire Agreement. This Agreement constitutes the full and entire understanding and agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and any and all registration rights that the Company had previously granted to any party hereto in any capacity whatsoever. Nothing in this Agreement, express or implied, is intended to confer upon any person, other than the parties hereto and their respective successors and assigns, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided herein.

    15.        Governing Law. This Agreement shall be governed in all respects by the laws of the State of New York, as such laws are applied to agreements between State of New York residents entered into and to be performed entirely within State of New York, whether or not all parties hereto are residents of State of New York. Any dispute arising or resulting from this Agreement shall be subject to the sole and exclusive jurisdiction of the competent court sitting in the County of New York, State of New York.

    16.        Successors and Assigns. Subject to the provisions of Section 12 above, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

    17.        Notices

    17.1.         All notices and other communications required or permitted hereunder to be given to a party to this Agreement shall be in writing and shall be telecopied or mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, addressed to such party’s address as set forth below:

If to the Holder:	830 Third Avenue, 14th Floor New York, NY 10022 United States Facsimile: +1 212 581 5193

If to the Company:	NUR Macroprinters Ltd. Attn: David Amir, CEO P.O. Box 1281 12 Abba Hillel Silver Street Lod 71111 Israel Facsimile: +972-8-9218918

or such other address with respect to a party as such party shall notify each other party in writing as above provided.

     17.2.        Any notice sent in accordance with this Section 17 shall be effective (i) if mailed, five (5) business days after mailing, (ii) if sent by messenger, upon delivery, and (iii) if send via telecopier, upon transmission and telephonic confirmation of receipt.

    18.        Severability. Any invalidity, illegality or limitation on the enforceability of this Agreement or any part thereof, by any party whether arising by reason of the law of the respective party’s domicile or otherwise, shall in no way affect or impair the validity, legality or enforceability of this Agreement with respect to other parties. If any provision of this Agreement shall be judicially determined to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

    19.        Titles and Subtitles. The titles of the Sections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

    20.        Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument. This Agreement may be executed by exchange of signatures via facsimile.

        In Witness Whereof, the parties have signed this Agreement, as of the date first appearing above.

NUR Macroprinters Ltd.

BY: /S/ David Amir —————————————— Name: David Amir Title: President and Chief Executive Officer	/S/ Dan Purjes —————————————— Dan Purjes

BY: /S/ David Seligman —————————————— Name: David Seligman Title: Chief Financial Officer

Exhibit D

Form of Proxy

Exhibit D

Proxy

        I, Dan Purjes, of ______________________________________, a record shareholder and a beneficial owner of ordinary shares, par value NIS 1.0 each, of NUR Macroprinters Ltd. (the “Company”), hereby irrevocably appoint the Company’s Board of Directors or any person(s) nominated by the Board of Directors (the representative in fact will hereinafter be referred as, the “Representative”) to vote in my name and in my place any and all of the Company’s shares beneficially held by me on the date hereof or that I may beneficially own in the future as long as this proxy is in effect at any and all of the general meetings (annual, special, extraordinary and adjourned) of the Company to be held at any time during the period commencing after the date hereof, and otherwise to use the voting power attached to any and all of such shares during such period.

        The Representative will vote all ordinary shares beneficially held by me at the relevant times with the majority of votes of the other shareholders of the Company.

        The proxy granted hereby: (i) is a special power of attorney coupled with an interest and is irrevocable; (ii) shall survive the bankruptcy or dissolution of the undersigned and its transferees, and (iii) shall survive the transfer of the Shares, until duly replaced by a similar Proxy executed by the transferee, unless such transfer and transferee is not bound by the terms of this Proxy pursuant to the terms of the Voting Agreement dated as of January 23, 2005.

        This proxy shall terminate at such time and on the happening of such events as set forth in the Voting Agreement dated as of January 23, 2005.

        In Witness Whereof, I have hereby affixed my signature this ___ day of January, 2005.

/S/ Dan Purjes —————————————— Dan Purjes

I hereby confirm that the foregoing
instrument was signed in my presence
by Mr. Dan Purjes, whom I know personally

Name:	________________
Title:	________________
Address:	________________
Date:	________________

Signature:	________________

/s/ Dan Purjes 1/23/05